EXHIBIT 20.1









                         FOR IMMEDIATE RELEASE



          BOSTON, January 16, 1995 - Eaton Vance reports that a National Association of Securities Dealers (NASD) arbitration panel in Tampa, Florida has awarded Roger Ulrich, a former wholesaler for the firm, $625,000 in damages and an additional $1,250,000 as punitive damages in response to Mr. Ulrich's claim for wrongful termination of employment. One member of the three-person panel dissented as to the award of punitive damages.

          Eaton Vance  had requested  dismissal of  Mr. Ulrich's claim  and
          counterclaimed for  damages of  $435,000.   It believes  that Mr.
          Ulrich's termination was fully justified and even compelled by the facts, and that there is absolutely no basis for the award of actual or punitive damages.

          Eaton Vance is examining all possible legal steps to overturn what it regards as a most inequitable decision, and affirms that it will pursue the matter to the fullest.

          Eaton Vance is traded on the NASDAQ National Market System under the symbol, EAVN.



                                         -5-